UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Solid Q2 performance driven by Mobile, dated 30 July 2007.

Press release

Solid Q2 performance driven by Mobile	Date 30 July 2007

Number 054pe

GROUP FINANCIAL HIGHLIGHTS – On track to meet guidance

Q2 2007	Q2 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006

3,012	2,979	Revenues and other income	5,936	5,981
2,957	2,968	- of which Revenues	5,875	5,891
649	670	Operating result	1,186	1,282
400	431	Profit for the period (net result)	713	815
0.21	0.22	Earnings per share (in EUR)	0.37	0.40

882	1,033	Cash flow from operating activities	1,716	2,103
327	379	Capital expenditures (PP&E and software)	603	692
637	669	Free cash flow(1)	1,195	1,426

649	670	Operating result	1,186	1,282
626	611	Depreciation, amortization and impairments	1,278	1,205
1,275	1,281	EBITDA	2,464	2,487

On track to meet guidance following Q2 results
• Revenues and other income down 0.8% to EUR 5.9bn YTD, on track to meet guidance
• EBITDA down 0.9% to EUR 2.5bn YTD, on track to meet guidance
• Capex of EUR 0.6bn YTD, FY guidance of EUR 1.6-1.8bn
• Free cash flow of EUR 1.2bn YTD, on track to meet guidance
• EPS of EUR 0.37 YTD, EUR 0.38 non-diluted

Mobile International: continued profitable growth in all three businesses
• Strong performance E-Plus, EBITDA up 25% YTD, EBITDA margin almost 40% in Q2
• Solid results at BASE despite challenging market conditions
• Continued revenue and EBITDA growth at Mobile Wholesale NL

The Netherlands: resilient performance
• Outstanding performance mobile, service revenues +8% in HY 2007, record EBITDA Q2
• Continued upward trend in Business, driven by IP-based and managed services
• Slowdown in net line loss in Consumer, VoIP issues under control
• Strengthening position in broadband and TV

All-IP strategy: on track
• Agreement reached with unbundlers for migration to All-IP network
• Strong growth in IP-based services, substituting traditional services
• FTE reductions on track

Shareholder returns on track
• Interim dividend of EUR 0.18 per share declared, up 12.5%
• Final dividend 2006 of EUR 0.34 per share paid in April, or EUR 645m
• EUR 1 bn share repurchase program on track, to date 54% completed

(1)  Net cash flow from operating activities plus proceeds from real estate minus Capex

Ad Scheepbouwer, CEO of KPN, said:	“I am pleased to be able to report that we have closed a solid second quarter, delivering results that are in line with the expectations we have previously announced.

Mobile in particular has done exceptionally well, both abroad as well as in the Netherlands. Once again, E-Plus was the fastest growing operator in Germany, and mobile in the Netherlands delivered record growth. Together with the growth of new, Internet-based services, in both our Consumer and Business segment, these developments have gone a long way to compensate for the loss of customers in traditional telephony. In this respect we are starting to see light at the end of the tunnel. We have lost fewer customers than in the first quarter and we can look to take IP-telephony forward. We have consequently begun the second half of the year with vigour and confidence”.

GROUP FINANCIAL HIGHLIGHTS - Continued profitable growth Mobile International, the Netherlands resilient

Q2 2007	Q2 2006	in millions of euro	YTD 2007	YTD 2006

3,012	2,979	Revenues and other income	5,936	5,981
2,120	2,121	- The Netherlands	4,187	4,240
975	952	- Mobile International	1,910	1,826
1	2	- Other	7	89
-84	-96	- Intercompany	-168	-174

649	670	Operating result	1,186	1,282
480	517	- The Netherlands	896	1,030
187	158	- Mobile International	315	202
-18	-5	- Other	-25	50

1,275	1,281	EBITDA	2,464	2,487
902	923	- The Netherlands	1,758	1,821
391	364	- Mobile International	731	615
-18	-6	- Other	-25	51

GROUP FINANCIAL REVIEW – 2ND QUARTER 2007 – Solid performance

Group revenues and other income in Q2 increased by 1.1%

Group revenues and other income in Q2 2007 increased by 1.1% or EUR 33m compared to Q2 2006. This increase is in part contributable to the sale of real estate which resulted in a book gain of EUR 55m which has been recorded as other income. Group revenues in Q2 decreased by 0.4% or EUR 11m which is attributable to the decline in KPN’s wireline operations in the Netherlands, partly compensated by organic growth in its Mobile International operations.

Operating result impacted by VoIP costs and Telfort network depreciation and amortization

KPN recorded an operating result of EUR 649m in Q2, a decrease by 3.1% or EUR 21m compared to Q2 2006. Mobile International saw an increase of EUR 29m, mainly driven by the continued growth at E-Plus. The operating result in the Netherlands decreased by EUR 37m as line loss continued to negatively impact traditional voice wireline. The operating result was also impacted by the additional costs of approximately EUR 20m for KPN’s VoIP product ‘InternetPlusBellen’ and the accelerated depreciation and amortization of Telfort’s 2G radio network and licenses (EUR 72m). The radio network was switched off in Q2 2007.

EBITDA in Q2 on par with previous quarters

Q2 group EBITDA saw a y-on-y decrease of 0.5% or EUR 6m. In the Netherlands EBITDA decreased by 2.3% or EUR 21m as profits from wireless and internet services were not able to fully compensate the decline in voice wireline. Mobile International increased EBITDA by 7.4% as E-Plus, BASE and Mobile Wholesale NL continued to grow profitably.

Finance costs up following refinancing

Net finance costs increased from EUR 119m in Q2 2006 to EUR 133m in Q2 2007, up 11.8%. The increase of EUR 14m was mainly due to higher interest rates on KPN’s bonds with a floating rate (EUR 3m), the fact that the bond issue in May 2007 resulted in an increase of the net debt of EUR 0.3bn (EUR 2m) and lower finance income on deposits, leases and currency exchange differences (EUR 6m).

Tax charges lower

The tax charge for the group decreased to EUR 118m in Q2 2007 from EUR 123m in Q2 2006 due to the lower profit before income tax. The effective tax rate was 22.9% in Q2 2007 compared with 22.3% in Q2 2006. In all, the net result in Q2 2007 is 7.6% or EUR 33m lower compared to the same period last year. Supported by the share repurchases, on a fully diluted basis however earnings per share are nearly flat in Q2 2007 at EUR 0.21 vs EUR 0.22 in Q2 2006.

Solid free cash flow of EUR 637m

Cash flow from operating activities totaled EUR 0.9bn, down EUR 0.1bn compared to Q2 2006 mainly resulting from EUR 76m interest payments with respect to the reset of swaps and additional income tax payments of EUR 37m, in part offset by lower regular interest payments. The EUR 0.1bn lower operating cash flow was partly offset by EUR 82m proceeds from the sale of real estate. Capex decreased by EUR 52m y-on-y or 13.7% to EUR 327m in Q2 2007 because of relatively lower Capex spend at E-Plus and in Wholesale & Operations. In all, free cash flow totaled EUR 637m in Q2 2007.

Cash returned to shareholders reduced cash position

As at June 30, 2007, KPN’s cash position amounted to EUR 714m which is EUR 211m lower than at the end of Q1 2007. This decrease was mainly caused by cash outflows of approximately EUR 1.1bn regarding dividend payment, share repurchases, and the acquisition of the Dutch operations of Tiscali. These cash outflows were not fully offset by the proceeds from borrowings of EUR 0.3bn and the free cash flow generation from operating activities. At June 30, the non-netted cashpools that are included in the cash position totaled EUR 436m which is EUR 51m higher than at the end of Q1 2007.

New bond issue further smoothened redemption profile

On May 22, KPN launched a dual-tranche Euro and Pound Sterling bond consisting of a EUR 650m Euro tranche with a tenure of 7 years and a coupon of 4.75% and a EUR 250m GBP tranche with a tenure of 12 years and a coupon of 6%. The GBP tranche was swapped into EUR 367m with a fixed interest rate of 5.12%. Following this dual-tranche issue KPN reduced the 2010 debt maturity by EUR 703m in order to smooth its redemption profile.

Net debt to EBITDA (2) at 1.9x

By the end of Q2 2007, gross debt amounted to EUR 10.1bn, an increase of EUR 0.3bn compared to the end of previous quarter, mainly due to the new issued bonds(EUR 1.0bn), issued on May 29, partly offset by the redemption on our 2010 debt(EUR 0.7bn). The net debt position at the end of Q2 2007 (EUR 9.3bn) was EUR 0.5bn higher than the previous quarter, due to the decrease in our cash position of EUR 0.2bn and an increase of gross debt of EUR 0.3bn. This resulted in a net debt to EBITDA ratio of 1.9x (Q1 2007 1.8x). KPN’s credit ratings remained unchanged at BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

(2) 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m

EUR 0.18 interim dividend up 12.5%

Today KPN declared an interim dividend for 2007 of EUR 0.18, up 12.5% versus last year. In the second quarter, KPN paid the final dividend for 2006, for a total of EUR 645m, or EUR 0.34 per share resulting in a total 2006 dividend of EUR 966m or EUR 0.50 per share.

54% of EUR 1.0bn share repurchase program completed

On February 7, KPN commenced its EUR 1.0bn share repurchase program that will run until the end of the year. Between February 7 and June 30, 2007, KPN repurchased 37.2 million shares at an average price of EUR 12.07, for a total amount of EUR 450m (EUR 439m of which was settled in the first half of 2007). In July 2007, KPN repurchased 7.2 million shares for a total amount of EUR 87.3m. As of July 27, 2007 54% of the EUR 1.0bn share repurchase program has been completed.

KPN commenced the cancellation process of 42.8 million shares, equivalent to approximately 50% of the current share repurchase program. Following the cancellation of these shares (2.2% of total outstanding shares) the number of shares will amount to 1,885,783,672.

GROUP OPERATING REVIEW – Restructuring on track

FTE restructuring initiatives on track

Implementation of the FTE restructuring initiatives announced in the strategy review of March 2005 is on track. This quarter KPN reduced the number of FTEs in the Netherlands by 369, including the Tiscali acquisition, and outside its home market the number of FTEs increased by 118 FTEs. Since year-end 2004, KPN has reduced its workforce in the Netherlands by 21% or 4,555 FTEs, excluding subsequent acquisitions. At the end of the second quarter, KPN’s workforce in the Netherlands totaled 18,528 FTEs and, as a Group, KPN employed 27,096 individuals (24,881 FTEs).

Restructuring charges

In the second quarter of 2007, restructuring charges amounted to EUR 5m vs EUR 0m in the same quarter last year. Of this EUR 5m, EUR 4m related to KPN the Netherlands(Q2 2006 a release of EUR 2m) and EUR 1m related to Other Activities (Q2 2006: EUR 2m).

PERFORMANCE VS. OUTLOOK – On track to meet guidance

On track to meet guidance

Year to date, revenues and other income are down 0.8% but at EUR 5.9bn this equals 49% of the ‘flat’ guidance KPN gave on February 6, 2007 at the full year results 2006. EBITDA is down 0.9% but at EUR 2.5bn 51% of the guided EUR 4.8 bn has been realized. With Capex of EUR 0.6bn so far this year at the lower end of the EUR 1.6 – 1.8bn full year outlook, free cash flow for the half year amounted to EUR 1.2bn or 60% (YTD free cash flow of EUR 1,195m divided by EUR 2.0bn) of the > EUR 2.0bn full year outlook provided.

Note that during the first half year of 2007 KPN experienced headwind from additional costs to solve the issues around VoIP, which will be significantly less during the second half of the year. Furthermore KPN expects to sell more real estate. So far this year, KPN has sold EUR 82m worth of real estate with an impact of EUR 56m on EBITDA vs the guidance it gave at the full year results 2006 of EUR 100–150m in proceeds with an EBITDA impact of EUR 75–150m.

Guidance E-Plus	Today KPN announced that the H2 2007 guidance for E-Plus’ service revenue growth will ‘exceed growth of Q2 2007’ and that the EBITDA margin will be ‘at least 35%’.

Guidance on reported numbers

The guidance below provided on February 6, 2007, excludes any contributions to revenues and EBITDA from the pending acquisition of iBasis and the acquisition of Tiscali which was completed on June 19, 2007. Furthermore please note that guidance on free cash flow includes real estate proceeds.

Outlook 2007 confirmed

Guidance metric	2006 reported	YTD 2007	Outlook 2007 (1)

Revenues and other income	EUR 12,057m	-0.8%	Flat
EBITDA (2)	EUR 4,837m	-0.9%	Flat
Capex	EUR 1,650m	EUR 0.6bn	EUR 1.6 – 1.8bn
Free cash flow 2007 (3)	EUR 2,477m	EUR 1.2bn	> EUR 2.0bn
Free cash flow 2008 -2009 (3)	-	-	> EUR 2.0bn per year

1)   Excluding iBasis and Tiscali
2)   Defined as Operating result plus depreciation, amortization and impairments
3)   Defined as Net cash flow from operating activities minus Capex plus real estate proceeds

For the avoidance of doubt: please note that the ‘flat’ EBITDA outlook for 2007, which we are targeting, is despite KPN having to absorb in its reported results a material negative impact of approximately EUR 100m from project costs, restructuring and integration expenses and implementation costs, net of book gains.

THE NETHERLANDS FINANCIALS

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006

2,120	2,121	Revenues and other income	4,187	4,240
1,032	1,063	- Consumer	2,069	2,109
846	819	- Business	1,695	1,659
951	986	- Wholesale & Operations	1,868	1,976
-709	-747	- Other (incl. intercompany revenues)	-1,445	-1,504

1,640	1,604	Operating expenses	3,291	3,210
422	406	Of which depreciation, amortization and impairments	862	791

480	517	Operating result	896	1,030
135	155	- Consumer	262	303
162	164	- Business	333	325
192	198	- Wholesale & Operations	315	404
-9	0	- Other	-14	-2

902	923	EBITDA	1,758	1,821
196	197	- Consumer	377	382
190	187	- Business	386	368
521	537	- Wholesale & Operations	998	1,069
-5	2	- Other	-3	2

THE NETHERLANDS REVIEW - Growth in Business and mobile, continued decline in Consumer

CONSUMER – FINANCIAL REVIEW
Revenues down as decline in traditional voice is partly offset by strong mobile and internet performance

Revenues and other income in Q2 for the Consumer segment in the Netherlands decreased by 2.9% or EUR 31m y-on-y as growth in wireless and internet services could only in part compensate for the decline in traditional voice.

Voice wireline revenues decreased, by EUR 102m in Q2 2007 as a result of line loss. This decline was in part compensated for by growth in all other segments; EUR 35m increase in wireless services, EUR 36m increase in internet services and EUR 8m increase for TV (including Media). Revenues from Tiscali, from the date of acquisition up to June 30, amounted to approximately EUR 2m. The operating result decreased by approximately EUR 20m due to the additional costs associated with solving the operational issues of KPN’s VoIP product ‘InternetPlusBellen’ in Q2 2007.

EBITDA margin stable despite VoIP costs

EBITDA for the Consumer segment was stable at EUR 196m despite the additional VoIP costs. This combined with the lower revenues, resulted in a slightly higher, 0.5% points, EBITDA margin of 19.0% in Q2 2007.

CONSUMER – OPERATING REVIEW
Strong service revenue growth of 6.9% in wireless

Service revenue growth in wireless services was 6.9%, driven by KPN’s strong Hi, KPN and Telfort brands and supported by an extending range of captive channels. Whilst the total number of subscribers remained stable at 5.9 million, the continued focus on postpaid has driven up the share of contract customers by 5% points to 41% compared to the same quarter last year. As a result both minutes of use and ARPU are trending upwards in the consumer wireless services segment, with 6.5% and 4.3% growth y-on-y respectively. A strong contribution to increased EBITDA is also made by continued reduction in acquisition costs, SACs went down by 14% y-on-y to EUR 131.

KPN market leader VoIP, market growth slowing down

In the second quarter, KPN realized 83k VoIP net additions, of which the amalgamation of Tiscali contributed 43k. KPN’s market share increased by 1% points to 38%, 18% points up compared to the same quarter last year. As such KPN maintained its position as VoIP market leader. VoIP market growth slowed down as KPN intentionally lowered order intake in Q1 as it took extensive measures to restore quality of service and customer satisfaction.

VoIP is now under control and customer satisfaction is increasing. In Q2 KPN incurred approximately EUR 20m to solve the operational issues of ‘InternetPlusBellen’, these additional costs will decrease in Q3 and will be negligible in Q4.

Increased VoIP order intake after the Summer	KPN has the intention to gradually increase its VoIP order intake from 5-6k per week currently to 8-9k per week after the Summer but has no ambition to take this up to the level of Q4 2006.

Line loss reduced through retention offers and VoIP and WLR winback

In Q2, KPN lost 291k traditional voice lines, 60k less than in Q1. Although KPN had lower VoIP intake in Q2, this had no negative impact on its PSTN/ISDN line loss or net line loss. This reduced line loss is the result of successful retention offers for traditional voice and a decelerating VoIP market. Part of this line loss was recovered through VoIP and Wholesale Line Rental (WLR). WLR peaked with 133k net additions in the second quarter. KPN is of the opinion that growth in WLR is a temporary effect, as the market potential is limited to about 350k customers.

Net line loss down to 110k and stable going forward

Despite lower VoIP net additions the Q2 net line loss was 110k compared to 165k in the previous quarter and the same quarter last year. From the next quarter onwards KPN expects net line loss to stabilize or improve by gradually scaling up VoIP roll-out combined with retention offers for traditional voice.

Broadband share up 4% following Tiscali acquisition

In broadband, our retail market share increased by 4% points to nearly 45% following the acquisition of Tiscali. Excluding Tiscali, our market share would have been relatively stable at 41%, partly as a result of the lower VoIP uptake in Q2 2007. By effectively using the multi-brand strategy and intensifying the sale activities for ADSL only offerings, KPN saw a recovery in June which it expects to continue.

The acquisition of Tiscali in the Netherlands was closed June 19 and adds 249k customers, of which some 200k are retail subscribers. Corrected for intercompanies, the anticipated contribution from Tiscali for 2007 is about EUR 35m in revenues and EUR 7m in EBITDA including integration costs.

ARPU levels in broadband have remained stable over the past quarters as KPN continued to cover all segments of the market with its multi-brand strategy. This is the combined effect of providing higher bandwidths for the same monthly fee, and generating higher revenues from value-added services such as, for example Dutch Premier League football for example.

TV growth accelerating, driven by DVB-T

The number of TV subscriptions accelerated in the second quarter with 41k net additions, an increase of 47% compared to Q2 2006, to 337k. KPN has realized this growth mainly through DVB-T by increased and improved marketing and by growing its network coverage throughout the Netherlands. KPN’s market share of the digital TV market at the end of Q2 was 14%, equivalent to 5% of the total TV market.

New TV pricing strategy

TV is a strategic pillar in KPN’s multiplay offer, with low-cost DVB-T, a proposition called ‘Digitenne’, as challenger to cable while IPTV, a proposition called ‘Interactive TV’ is positioned as a premium product with value added services such as video on demand and a larger number of optional channels. As of August 1, KPN will implement a new TV (pricing) strategy based on triple play. The DVB-T proposition will start at EUR 6.95 for the basic package, a 50% discount to cable and the IPTV proposition will start at EUR 9.95 for the basic package, available only in combination with DSL/VoIP.

‘MobielThuis’ continues to grow

KPN’s first combined fixed-mobile homezoning proposition, ‘MobielThuis’, proves to be a valuable extension of the consumer product portfolio with approximately 15k new subscribers in Q2 2007. Also the introduction of two new data bundles for Hi customers, offering an easy and cost-effective entry into Internet has been well received by consumers.

BUSINESS – FINANCIAL REVIEW
Revenues up as decline in traditional voice is more than compensated for by growth of all other business services

Revenues and other income for the Business segment in Q2 are up 3.3% or EUR 27m y-on-y as the loss in traditional voice wireline services is more than compensated for by growth in new IP-based (managed) services. An EUR 24m decrease in voice wireline services in Q2 was compensated for by an EUR 16m increase in Wireless Services, an EUR 5m increase in Network Services, an EUR 11m increase in Application Services and an EUR 23m increase in Corporate Solutions.

EBITDA increase slightly lagging revenue growth

EBITDA increased by 1.6% or EUR 3m y-on-y in Q2 to EUR 190m. This combined with the higher revenues in Q2 for the Business segment, resulted in a slightly lower EBITDA margin of 22.5%. The operating result, EUR 162m, came in slightly below the EUR 164m from Q2 2006.

BUSINESS – OPERATING REVIEW
Strong service revenue growth of 5.9% in wireless

The number of wireless business customers increased 14% y-on-y to reach 1.25 million. This growth is partly due to increased demand for data cards and M2M products. This in turn fuelled service revenue growth of 5.9% y-on-y to EUR 235m in the second quarter of 2007.

Continued growth in data services

KPN’s wireline voice market share in the declining traditional business voice market remained stable at over 55%. Traditional voice customers are migrating to IP-based voice services. In the Business data segment, a significant part of KPN’s customers have already migrated to IP based services. As evidenced by the continued decline in leased lines offset by strong growth in IP based services like IP-VPN, E-VPN and Business DSL, with growth rates of over 40%. Furthermore, KPN continues to upsell IP-VPN to E-VPN and M-VPN services containing value-added services.

Major contract wins in Q2

In the second quarter KPN closed a number of large contracts in the Business market in a range of sectors and which span KPN’s entire product service portfolio. In April for example KPN, in cooperation with Centric, won a contract with ‘TBI Bouw’, a Dutch construction company, to offer a managed WAN, LAN, Managed IP telephony, voice services, wireless services and housing & hosting services. Other contracts included, hosting, datamanagement and cybercenter storage for retail chain ‘BCC’ and call center services, SAP and website hosting for the Dutch Railways ‘NS’.

Demand for housing services underlined by agreement with Siennax

In the second quarter KPN’s housing and hosting services continued their growth paths. Demand for housing and hosting services is fuelled by online applications and needs for data storage for large enterprises. Capacity for housing services has grown by approximately 40% following a partnership with Siennax for sharing infrastructure in cybercenters. With this partnership, KPN has moved further up the value chain into managed ICT services.

Growing demand for online applications

On May 14, KPN launched two ICT solutions for small and medium enterprises: ‘Hard Disk Online’ and ‘Internet Safety Pack’. These are part of a series of online solutions aimed at giving companies easy and safe access to their data and applications.

Launch KPN ICT Services

On September 1, 2007 KPN starts with the new Business Unit ‘KPN ICT Services’. All ICT services related activities and acquisitions will be grouped together in this new business unit. With the creation of this unit KPN aims to meet the growing need in the business market for integrated, online, ICT solutions.

KPN starts fiber network rollout in Moerdijk

In Q2 KPN started the rollout of a fiber network on the industrial park around the port of Moerdijk (Rotterdam area). When completed, this network will offer companies in the Moerdijk area a future proof network suitable for, online applications that require high bandwidth. In the near future KPN will also offer telephony services over these fiber networks.

WHOLESALE & OPERATIONS – FINANCIAL REVIEW
Revenues down but external revenues gradually recovering

Revenues and other income of the Wholesale and Operations segment in Q2 2007 decreased by 3.5% or EUR 35m y-on-y mainly as a result of the revenue decline in traditional telephony in the Consumer and Business segments. Contrary to the decline in internal revenues, external revenues are gradually recovering compared to Q1 as price pressure in international and transit traffic is less severe than before, and traffic volumes are increasing again.

EBITDA (margin) positively impacted by sale of real estate

EBITDA declined 3.0% compared to the same quarter last year. EBITDA margin increased 0.3% points. The operating result decreased by 3.0% compared to the same quarter last year or EUR 6m to EUR 192m. However please note that the operating result of Q2 2007 includes the book gain on the sale of real estate for EUR 55m as well as the accelerated depreciation and amortization of the Telfort’s radio network and licenses (EUR 72m) and the release of an asset retirement obligation (ARO) related to the Telfort radio network of EUR 17m.

WHOLESALE & OPERATIONS – OPERATING REVIEW
Sale of towers to TDF closed

After approval by the NMa, the Dutch antitrust authority, KPN and Télédiffusion de France (TDF) closed the sale of 24 towers on May 16, resulting in EUR 75m of sales proceeds and a EUR 51m real estate book gain.

Agreements on future MDF access

On July 13 2007, KPN reached agreements with the alternative DSL operators BBNed, Orange, and Tele2-Versatel on the future use of MDF locations as part of its plan to roll out a new All-IP network. These agreements include understandings on alternative access possibilities, including Wholesale Broadband Access (WBA), access to street cabinets based on SDF access and keeping open selective MDF locations.

Telfort radio network integration completed

The Telfort radio network integration was completed by the end of Q2. In connection to the radio network dismantling, provisions amounting to EUR 8m have been made by the end of Q2. The integration of the core networks will be completed in 2008.

KPN opts for selective fiber deployment

In the Netherlands, building corporations are increasingly investing in so called Fiber-to-the-Home (FttH) projects to increase the perceived value of their real estate. These building corporations account for some 25% of Dutch residencies. KPN is selectively participating in FttH initiatives where the business case is profitable. Typically, in partnership with these building corporations, KPN invests in fiber to the street cabinets and the partners invest in the fiber connection to the home. So far KPN has installed FttH in new build houses since 2006 and started a joint project in Enschede.

More activities outsourced

Effective June 1, 2007, the Wholesale & Operations segment outsourced maintenance and administrative activities of a part of its infrastructure to Ericsson, resulting in a transfer of around 40 FTEs from KPN to Ericsson.

iBasis transaction

The iBasis transaction announced in June 2006 is pending subject to customary closing conditions, including regulatory approval and the approval of iBasis’ shareholders. On April 27, 2007, an amendment to the definitive agreement between iBasis and KPN was announced, extending the outside date for completion of the transaction from April 30, 2007 to October 31, 2007. KPN expects the transaction to be closed by the end of Q3 2007.

MOBILE INTERNATIONAL FINANCIALS

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006

975	952	Revenues and other income	1,910	1,826
736	722	- E-Plus	1,434	1,387
155	156	- BASE	307	300
85	73	- Mobile Wholesale NL	168	138
-1	1	- Other (incl. intercompany revenues)	1	1

935	908	Service Revenues	1,827	1,724
700	683	- E-Plus	1,360	1,292
151	152	- BASE	300	293
85	74	- Mobile Wholesale NL	169	141
-1	-1	- Other (incl. intercompany revenues)	-2	-2

788	794	Operating expenses	1,595	1,624
204	206	Of which depreciation, amortization and impairments	416	413

187	158	Operating result	315	202
124	101	- E-Plus	199	101
37	40	- BASE	70	66
27	18	- Mobile Wholesale NL	49	37
-1	-1	- Other	-3	-2

391	364	EBITDA	731	615
293	267	- E-Plus	546	437
65	72	- BASE	125	129
35	26	- Mobile Wholesale NL	63	51
-2	-1	- Other	-3	-2

MOBILE INTERNATIONAL REVIEW – Continued profitable growth in all three businesses

E-PLUS – FINANCIAL REVIEW
Strong performance E-Plus with EBITDA up 10% and EBITDA margin of almost 40%

Revenues and other income from E-Plus increased by 1.9% in Q2 2007 or EUR 14m y-on-y driven by the new brands on the E-Plus network. At the same time operating expenses decreased by 1.4% or EUR 9m, mainly due to lower salary costs as a result of the outsourcing contract with Lucent-Alcatel and lower subscriber acquisition costs. E-Plus continued to reduce subscriber acquisition and retention costs with 8.4% point y-on-y to EUR 76 in Q2. In all, the operating result increased in Q2 by 22.8% or EUR 23m.

EBITDA in Q2 2007 amounted to EUR 293m, an increase of 9.7% or EUR 26m compared to last year and the EBITDA margin was almost 40% (39.8%) which is 2.8% points higher than in Q2 2006 (when EBITDA margin was inflated by limited advertising during the football World Cup).

E-PLUS – OPERATING REVIEW
Continued customer growth, predominantly from new brands

Customer growth in the second quarter continued to be driven by the new brands on the E-Plus network and brought the total number of customers for the year to date to 13.6 million, up 14% compared to Q2 2006. The customer base of the ‘new’ brands totaled 5.9 million and now represents over 43% of the total customer base.

Continued service revenue growth despite MTA cut

Service revenue growth for the quarter was 2.5%, despite a further MTA cut implemented by BNetzA as of November 23, 2006, reducing the average E-Plus MTA tariff by almost 20%. As a consequence of this growth, E-Plus was able to increase its service revenue market share by nearly 1% point to almost 14%. The MTA cuts impacted service revenue growth in Q2 2007 by 3.7%, impact from VAT absorption was 2.4% and the above-mentioned World Cup lowered service revenue growth by 0.9%. KPN estimates the German market to have shrunk by 3% due to lower average prices and the MTA cuts.

Significant upside through Fixed-Mobile substitution

Although the German market is now shrinking in terms of service revenues, it remains a very attractive market as it still lags behind other European countries in terms of pricing and mobile usage. Mobile services command a premium over fixed of approximately 3.5 times in Germany vs. an EU average of approximately 2.5 times and mobile only is approximately just 5% in Germany, significantly lower than the average 20% in the rest of Europe.

Partnership agreement signed with Versatel

On May 31, E-Plus signed a wholesale partnership agreement with Versatel to cooperate in the area of sales and distribution. Versatel’s products for private customers will in future be available in E-Plus shops, the so called ‘shop-in-shop’ concept and Versatel will bundle mobile services, for which it will use the E-Plus network, with its current fixed line offering.

Launch of new tariffs and start of regional marketing

In the second quarter E-Plus launched several new tariffs; ‘BASE 5’, the first complete flat rate for EUR 90 per month, ‘YOUNI’ for students offered by the new branded reseller ‘Elbkom’, ‘Zehnsation FREE’ and ‘Time & More FREE’ as prepaid variants of the established postpaid classic tariffs. E-Plus also successfully started with regional marketing, a campaign in eight German cities.

BASE – FINANCIAL REVIEW
Solid results at BASE despite challenging market conditions

Revenues and other income of BASE in Q2 2007 remained stable at EUR 155m (Q2 2006: EUR 156m) despite steep MTA cuts. Operating expenses amounted to EUR 118m, of which EUR 28m relates to depreciation and amortization. Operating result slightly decreased by EUR 3m to EUR 37m.

EBITDA decreased in Q2 2007 with EUR 7m or 9.7% compared to the same period last year, resulting in an EBITDA margin of 41.9%, up 2.4% points compared to Q1 2007.

BASE – OPERATING REVIEW
Subscriber base continues to grow

In the second quarter of 2007 and mainly driven by the wholesale partnerships, BASE increased its subscriber base by 106k customers, resulting in a total subscriber base of 2.6 million up 23% compared to last year.

Service revenues flat, impacted by MTA cuts

After years of high service revenue growth, the second quarter saw service revenue remain nearly flat compared to last year at EUR 151m (Q2 2006: EUR 152m), impacted by two MTA cuts in November 1, 2006 and May 1, 2007 respectively, which lowered BASE’s termination rates by around 35% and service revenue growth in Q2 2007 by 6.6%. As these cuts impacted all market players, KPN estimates that total market service revenues declined 3% in the past half year in Belgium. In this context, BASE managed to increase its revenue market share 2% points to approximately 16%.

BASE is stepping up its commercial activities

Against the backdrop of a declining market, BASE is stepping up its commercial activities by strengthening its position in the wholesale segment through partnerships and by further expansion of its wholesale and distribution activities to drive market share in the Southern and Eastern part of Belgium were BASE is traditionally underrepresented. In terms of data, BASE deploys a challenger strategy following the national coverage with EDGE and will deploy UMTS as cost efficient as possible to meet the license requirement of 50% population coverage.

Launch of ‘450%’ return campaign, ‘Zoniq’ and ‘JIM Mobile’

In the second quarter BASE launched the nationwide ‘450%’ return campaign focused on the prepaid segment, it also launched ‘Zoniq’, a product offer focusing on expatriates and other people with high number of international calls. ‘Zoniq’ offers low international calling and roaming tariffs. Finally, on June 1, 2007, BASE introduced ‘Jim Mobile’ as a replacement of the previous TMF offer. ‘Jim Mobile’ is focused on the youth segment and at the end of Q2 had over 300k subscribers.

MOBILE WHOLESALE NL – FINANCIAL REVIEW
Continued revenue and EBITDA growth from wholesale partnerships

Revenues and other income from Mobile Wholesale NL increased by 16.4% or EUR 12m in Q2 2007 to EUR 85m as a result of strong performance in the value for money and ethnic segments. The operating result of Q2 increased by EUR 9m to EUR 27m, an increase of 50% compared to Q2 2006. Resulting from the combination of healthy revenue increase and limited operating expense increase.

In Q2 Mobile Wholesale NL’s EBITDA increased by 34.6% or EUR 9m to EUR 35m and realized an EBITDA margin of 41.2%, up 5.6% points compared to Q2 2006 as acquisition costs continued to decrease.

MOBILE WHOLESALE NL – OPERATING REVIEW
Subscriber base up 33%	Mobile Wholesale NL grew its customer base by 65k customers in Q2 2007, equally split between post and prepaid, to a total of 1.7 million subscribers, an increase of 33% compared to last year.

Launch of ‘Miles2Call’ in the Netherlands	In May, a new Wholesale partner ‘Miles2Call’ has been launched in the Netherlands which offers a product that focuses on participants in the ever popular Airmiles savings scheme.

Service revenues up 15%

Pricing in the Dutch wholesale market is under pressure as all Dutch mobile operators have meanwhile entered the wholesale market and are trying to capture their fair share of this attractive and growing market segment. Service revenue growth in the second quarter of 2007 was 15% y-on-y driven by the ongoing growth in total minutes up 22.8%.

Launch of ‘Ortel’ in all markets

The mobile wholesale operations of KPN’s three markets were brought under one management team as of January 1, 2007 allowing KPN to leverage the platforms and partners. Most notably KPN has launched several of its wholesale partners, such as ‘Ortel’ in all its three markets.

Exploring MVNO options outside current footprint

Based on the success of the wholesale business model in all its markets, KPN is exploring opportunities to leverage it to new Western European markets. Most notably, there are ongoing discussions to launch an MVNO in Spain. KPN is also looking at other markets such as France and Poland.

OTHER FINANCIALS

Q2 2007	Q2 2006	in millions of euro	YTD 2007	YTD 2006

1	2	Revenues and other income	7	89

-18	-5	Operating result	-25	50

-18	-6	EBITDA	-25	51

OTHER REVIEW – No longer includes Xantic

‘Other’ no longer includes Xantic

Revenues and other income from ‘Other’ activities are close to zero since the disposal of Xantic in Q1 2006. The decrease in EBITDA of ‘Other’ in Q2 2007 of EUR 12m y-on-y was mainly caused by the EUR 3m book gain on Xantic and the release of social security related accruals in Q2 2006. EBITDA of ‘Other’ decreased by EUR 11m from EUR -7m in Q1 2007 to EUR -18m in Q2 2007, this was partly caused by EUR 4m book gain on the sale of Xantic in Q1 and higher project related costs in Q2 compared with Q1.

PRO FORMA FORMER REPORTING STRUCTURE

Pro forma disclosure to enable peer comparisons

KPN provides additional pro forma disclosure based on the former KPN Mobile the Netherlands and Fixed divisions to allow for comparability with peers. Please also refer to the Safe harbor on page 18 and Appendix (I) on page 32.

Continued growth of E-Plus & BASE

KPN’s ‘old’ disclosure has the same totals as reported under the new structure but with different segmentation. There is no difference between the financials for E-Plus and BASE under the new structure as Fixed-Mobile Integration has only affected operations in the Netherlands. Further details on E-Plus’ and BASE’s performance in Q2 2007 can be found in the sections entitled Mobile International Financial Highlights and Mobile International Financial and Operating Review.

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006

3,012	2,979	Revenues and other income	5,936	5,981
891	878	- E-Plus & BASE	1,741	1,687
784	737	- KPN Mobile the Netherlands	1,543	1,437
1,337	1,364	- Fixed (incl. Other and Intercompany eliminations)	2,652	2,857

1,275	1,281	EBITDA	2,464	2,487
358	339	- E-Plus & BASE	671	566
328	288	- KPN Mobile the Netherlands	630	529
589	654	- Fixed (incl. Other and Intercompany eliminations)	1,163	1,392

Outstanding performance KPN Mobile NL, service revenue up 6.3%, record EBITDA margin 41.8%

KPN Mobile the Netherlands added 122k customers, 602k in the last twelve months, to its subscriber base to reach 8.9 million in the second quarter of 2007 of which 46% are postpaid customers, 3% points higher than last year. On the back of this growth, revenues and other income increased by 6.4% to EUR 784m in Q2 2007 and service revenues were up 6.3%. EBITDA increased by 14% to EUR 328m, mainly resulting from relatively lower subscriber acquisition costs, down 14% y-on-y to EUR 165, and lower indirect costs leading to the record EBITDA margin of 41.8%.

Revenue decline Fixed (including Other and Intercompany eliminations) decelerating

Revenues and other income from KPN’s former Fixed division (including Other and Intercompany eliminations) decreased by EUR 27m from EUR 1,364m in Q2 2006 to EUR 1,337m in Q2 2007. Eliminating the book gains on the sale of real estate of EUR 55m in Q2 (Q2 2006: EUR 3m), the total decrease in revenues was EUR 79m, a substantial deceleration compared to previous quarters. This decrease is mainly attributable to the decline in traditional voice (EUR 114m), which itself is directly linked to net line loss, in part off-set by increased new IP-based services (EUR 71m).

Q2 2007	Q1 2007	Fixed In millions of euro	Q2 2006	Q1 2006

1,337	1,315	Revenues and other income	1,364	1,493
-55	-4	Notable items(3)	-3	-83
1,282	1,311	Revenues and other income (excl. notable items)	1,361	1,410
-5.8%	-7.0%	Y-on-Y %	-7.9%	-7.9%

(3) Book gains from sale of real estate in 2007 and disposal of Xantic in 2006 and Q1 2007

589	574	EBITDA	654	738
-55	-4	Notable items	-3	-67
534	570	EBITDA (excl. notable items)	651	671
-117	-101	Y-on-Y	-64	-49
41.7%	43.5%	EBITDA margin (excl. notable items)	47.8%	47.6%

Fixed (including Other and Intercompany eliminations) EBITDA impacted by All-IP

Excluding the book gains in 2006 and 2007 on the sale of real estate, EBITDA for Fixed decreased by EUR 117m in Q2 2007 compared to Q2 2006. This decline is attributable to the migration from traditional voice to new IP-based services (EUR 69m) and the impact of approximately EUR 20m additional costs to solve the issues around VoIP and EUR 30m additional costs for restructuring, integration and All-IP in Q2 2007(Q2 2006 : EUR 4m) and the ecotax refund of EUR 13m in Q2 2006.

OTHER DEVELOPMENTS

REGULATORY DEVELOPMENTS
OPTA on All-IP	Please refer to the Subsequent Events section on page 17.

EU Roaming regulation

On June 29, 2007, the expected EU roaming regulation was published, and came into force on June 30, 2007. The regulation is directly applicable in the 27 EU member states. Retail roaming tariffs for calls within the EU will be capped at EUR 0.49 (excluding VAT), decreasing to EUR 0.46 and 0.43 after 14 respectively 26 months for mobile outgoing calls and to EUR 0.24, 0.22 and 0.19 for incoming calls while abroad in EU countries (all minute tariffs). Average wholesale roaming tariffs will be capped at EUR 0.30, 0.28 respectively 0.26 as of August 30, 2007 (respectively 12 and 24 months thereafter). Existing customers should be offered such a ‘Euro tariff’ ultimately by July 30, 2007, to be implemented after ultimately one month. Customers who have not opted for a specific roaming tariff prior to the regulation will automatically be switched to the Euro tariff two months after the Euro tariffs are being offered.

Proposed MTA tariff reductions the Netherlands postponed

After the annulment of its earlier decision in 2006, OPTA reinvestigated the mobile termination market and published a new draft decision for consultation. OPTA concludes again to designate all Dutch mobile operators as having significant market power on the markets for mobile terminating access (MTA) on their respective networks, based on additional economic research in relation to countervailing buying power and consumer welfare. In the draft decision OPTA accepted tariff reductions agreed by mobile operators as tariff remedy. A final decision is expected shortly after the consultation period (ending June 27, 2007). The new glide path looks as follows:

In EUR/minute	8/2007	1/7/2008	1/4/2009	1/7/2009

- KPN	10.0 ct	9.0 ct	8.0 ct	7.0 ct
- Vodafone/Tele2	10.0 ct	9.0 ct	9.0 ct	7.0 ct
- Orange/T-Mobile	11.4 ct	10.4 ct	10.4 ct	8.1 ct

Proposed MTA tariff reductions Germany

The German telecom regulator (BNetzA) published its decision (‘regulatory order’) in relation to the market for call termination on individual mobile networks on August 30, 2006. In its decision, the regulator qualified E-Plus and the other mobile operators as dominant players for the termination of calls on their specific networks and has imposed several obligations upon the mobile operators. All four mobile operators filed a lawsuit as to the decision on the merits of the case against the regulatory order. On March 17, 2007, the Administrative Court of Cologne (VG Köln) (partly) annulled the regulatory order by BNetzA of August 30, 2006 with respect to the ex-ante cost based regulation of all MNOs. The regulatory order, however, remains valid for the designation as having SMP (Significant Market Power) and the further remedies, non-discrimination obligation and standard offer. BNetzA and E-Plus have appealed the judgment. With a second request, E-Plus has asked the Federal Administrative Court for an order of an immediate effect of the annulment of the ex-ante obligation by way of a preliminary proceeding, which was rejected. On November 8, 2006, BNetzA approved for the period as of November 23, 2006 until November 30, 2007, MTA tariffs of EUR 9.94 cent/minute for E-Plus and O2 and EUR 8.78 cent/minute for Vodafone and T-Mobile. All mobile operators filed lawsuits, also against the second decision of BNetzA concerning the tariffs.

Proposed MTA tariff reductions Belgium

On August 11, 2006, the Belgian regulator (BIPT) issued its final decision in relation to the termination on mobile networks. In this decision, all three mobile operators are considered dominant and are subject to gradual MTA tariff reductions to approximately 50% of the current level between November 2006 and July 2008. In September 2006, all three mobile operators launched suspension and annulment proceedings against BIPT’s decision on call termination on individual mobile networks. On October 27, 2006, the Court dismissed the operators’ claim for the suspension of BIPT’s decision. The annulment procedure is ongoing.

Following the advice of the European Commission on the asymmetry that is allowed by the August 2006 decision between the MTA of BASE, Mobistar and Proximus, BIPT has published, on April 6, 2007, a draft decision to further reduce the average MTA of BASE and Mobistar and to increase the average MTA of Proximus as of January 1, 2008. This draft decision also includes an extension of the glide path until the end of 2009. BASE submitted comments to the draft decision. The draft decision has now been submitted to the European Commission. The new glide path looks as follows:

In EUR/minute	1/1/2008	1/7/2008	1/1/2009	1/7/2009

- Proximus	8.03 ct	7.96 ct	7.85 ct	7.73 ct
- Mobistar	9.06 ct	7.96 ct	7.85 ct	7.73 ct
- BASE	10.76 ct	8.75 ct	8.62 ct	8.49 ct

Damage claim BASE against Belgacom Mobile

The Brussels Commercial Court issued a preliminary judgment on BASE’s damage claim (> EUR 500m) against Belgacom Mobile for abuse of its dominant position through the application of low on-net rates. The Commercial Court states that Belgacom Mobile at least held a dominant position in the retail market for the period between 1999 and 2004 and appoints two expert economists to verify the abuse (network effects and price squeeze) and the existence of possible damage caused by such abuse.

UMTS license requirements

Under BASE’s UMTS licence, BASE is required to deploy a UMTS network covering 40% of the Belgian population latest 31 December 2006. BIPT confirmed on July 2, 2007 that more than 40% of the Belgian population has access to BASE’s UMTS network.

Royal Decree UMTS 900 Belgium

On May 11, 2007, the Royal Decree authorizing the use of 900 MHz frequencies for UMTS services was published in the Belgian Official Journal. Under the Royal Decree, the 2G holders of frequencies in the 880-915 MHz and 925-960 MHz bands can use the GSM 900 frequencies for UMTS services as of July 1, 2008. The right to use such 900 MHz frequencies for UMTS is not subject to the imposition of any additional license fee. Because BASE does not have the same number of radio channels in the GSM 900 band as its competitors, BASE has appealed the Royal Decree at the State Council.

Temporary authorization for 959.4 MHz Belgium	On April 17, 2007, BIPT issued a final decision granting Belgacom Mobile a temporary authorization (for test purposes) to use the 959.4 MHz band, which is currently allocated to BASE.

UMTS roll-out requirements

The telecom agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs has been preparing a control system for verifying the roll-out obligations of the UMTS licenses. In March 2007 the agency informed licensees that, in light of the obligation to take into account seriously all relevant interests, the agency will actually start investigating only after September 1, 2007.

GSM 900 license

Upon publication of a policy in relation to the extension of the GSM 900 licenses of KPN and Vodafone in March 2007 by the Minister of Economic Affairs, KPN applied for extension of the announced period from April 1, 2010 to February 25, 2013. The permission for extension was received on June 19, 2007. For the extension a total amount of EUR 39.8m is due.

Prolongation of GSM frequencies	The regulator BNetzA offered to sign a contract with E-Plus under which the regulator would be obligated to allocate the right to use the GSM frequencies currently used by E-Plus from 31

December 2012 to 31 December 2016. E-Plus signed the contract.

No regulation of the wholesale market for access and origination on mobile networks Germany

The EU-Commission has commented to the notified draft analysis of BNetzA for the market for access and call origination services on mobile networks (market 15). The BNetzA defined sub-markets for MVNO, service provider and national roaming. According to BNetzA, none of the MNO is dominant in one of the sub-markets. The EU Commission has asked BNetzA to examine whether the non discrimination obligations in the GSM licences are still consistent with EU law and whether the obligations prevent the development of innovative products.

CBb on call termination, retail fixed telephony and leased lines markets

In May 2007, the Trade and Industry Appeals Tribunal (CBb) decided on the appeals submitted by KPN and others against OPTA’s market review decisions on the wholesale fixed call termination market, the retail fixed telephony market and the wholesale and retail leased lines and datacommunications markets.

The CBb annulled OPTA’s decisions to designate Tele2 and UPC as having significant market power in the fixed call termination market, as well as OPTA’s decision relating to the price control obligation (‘delayed reciprocity’) imposed on Versatel in respect of telephone traffic originating from networks other than KPN’s fixed network. The CBb allowed KPN’s appeals against the fact that OPTA imposed more and stricter (access, non-discrimination and transparency) obligations on KPN than on the other fixed operators found to have significant market power. KPN’s appeals against ‘delayed reciprocity’ and the non-differentiation between call termination on PSTN and VoB connections have been dismissed, however. The CBb ordered OPTA to take a new decision on the points declared void.

The current price regulation of KPN’s voice telephony including voice over broadband continues to apply. All remedies imposed on KPN in respect of wholesale and retail leased lines remain in force.

Dutch State proceedings

The appeal against the judgment of the The Hague District Court in KPN’s proceedings against the Dutch State, regarding asymmetric regulation, is pending as no decision has yet been taken to continue to appeal the judgment.

No VAT rebate on UMTS licenses as ruled by the European Court of Justice

The European Court of Justice has submitted a judgment in two cases on the VAT treatment of the issuance and allocation by auction of licenses and rights to use frequencies for mobile telecommunications services (e.g. UMTS). These licenses were issued by national regulatory authorities responsible for spectrum assignment.

KPN aimed on having these transactions taxed with VAT in order to claim a deduction with local tax authorities on part of the price paid to the regulatory authorities and defended that the initial purchase price was inclusive of VAT.

The Court states that issuance and allocation by auction of these licenses and rights by the national regulatory authorities does not constitute an economic activity for VAT purposes and, consequently, does not fall within the scope of VAT.

SUBSEQUENT EVENTS
OPTA fine

On July 19, 2007, OPTA has imposed a fine of EUR 1.6m for infringements by KPN of the Telecommunications Act. The infringements related to discounts schemes in the business market. KPN still has to decide whether to appeal the decision.

OPTA on All-IP

On July 13, 2007, KPN has concluded Memorandums of Understanding with the alternative DSL operators BBNed, Orange, and Tele2-Versatel for the future use of MDF locations. The MOUs allow KPN to proceed with its All-IP programme in line with earlier announced principles, costs and timelines and allows the alternative DSL operators continued delivery of unbundled access with their own network infrastructure. KPN and the alternative DSL operators have also agreed on the principle for various alternative access methods such as wholesale broadband access, access to street cabinets based on SDF access, as well as other alternatives. Parties will further work out the principles laid down in the MOUs over the coming months. The MOUs follow the request of OPTA to reach a preliminary solution acceptable to all parties before July 15. The MOUs have been communicated to OPTA, who will take them into account in its market analyses regarding All-IP, which will be published later this year.

NMa investigation: KPN complaint on cross-subsidies cable companies rejected

On 20 July, 2007, KPN was informed by the Netherlands Competition Authority (NMa) that its complaint on cross-subsidies between analogue and digital television packages was rejected. NMa referred the investigation into refusal to supply access to cable networks to the national regulatory authority OPTA in view of the pending market analysis.

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2006 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2006 Annual Report and Form 20-F. The 2006 Annual Report and Form 20-F has been filed with the SEC on March 1, 2007. All figures in this quarterly report are unaudited and based on IFRS. In preparing this quarterly report KPN has applied IFRS 8 Operating Segments. IFRS 8 has not been endorsed yet by the EU but has been recommended for endorsement by EFRAG and ARC. Formal endorsement by the EU is expected in the near future.

KPN is currently investigating the impact and early adoption of the revised standard  IAS 23 Borrowing Costs, which will be effective as from January 1, 2009.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2006 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of its guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

In the net debt/EBITDA ratio, KPN defines EBITDA as a 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m.

KPN defines free cash flow as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (Capex), being expenditures on PP&E and software.

Pro-Forma financial information

The unaudited pro-forma financial information as included in Appendix (I) for KPN Mobile The Netherlands and the Fixed division (including Other) for the first half year of 2007 has been prepared based on the former organizational structure in place as at December 31, 2006 and on the transfer pricing, roaming and intercompany charges associated with that former structure. Although we believe that the unaudited pro-forma financial information for KPN Mobile The Netherlands and The Fixed division (including Other) for the first half year of 2007 has been prepared based on reasonable assumptions, this pro-forma financial information is provided for illustrative purposes only and we cannot assure you that the pro-forma financial information based on the former organizational structure would be identical to the actual results which might have been reported had KPN’s organization structure not changed.

Profile

KPN is the leading provider of telecommunications services in the Netherlands, serving customers with wireline and wireless telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At June 30, 2007, KPN served 5.8 million wireline voice subscribers, 8.8 million mobile customers, 2.5 million Internet customers and 0.3 million TV customers in the Netherlands as well as 16.1 million mobile customers in Germany and Belgium. With 27, 096 individuals (24,881 FTEs), KPN posted revenues of EUR 5.9bn, with an EBITDA of EUR 2.5bn in the first half year of 2007. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements	A)		Consolidated Income Statement
	B)		Consolidated Balance Sheet
	C)		Consolidated Cash Flow Statement
	D)		Consolidated Statement of Changes in Group Equity
	E)		Other Disclosures
	F)		Segmental analysis: Key Financial and Operating Metrics
		•	The Netherlands
• Consumer
• Business
• Wholesale & Operations
		•	Mobile International
• E-Plus
• BASE
• Mobile Wholesale NL
	G)		Impact of MTA tariff reductions
	H)		Noteworthy items for result comparison
	I)		2007 pro forma, based on 2006 reporting structure

For the operating metrics reference is made to the quarterly factsheets as published on www.kpn.com/ir

(A)  Consolidated Income Statement

Q2 2007	Q2 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006

2,957	2,968	Revenues	5,875	5,891
55	11	Other income	61	90
3,012	2,979	Total	5,936	5,981

-29	-31	Own work capitalized	-73	-60
200	188	Cost of materials	407	428
1,069	1,046	Work contracted out and other expenses	2,116	2,093
349	355	Salaries and social security contributions	713	732
626	611	Depreciation, amortization and impairments	1,278	1,205
148	140	Other operating expenses	309	301
2,363	2,309	Total operating expenses	4,750	4,699

649	670	Operating result	1,186	1,282

9	12	Finance income	15	21
-140	-134	Finance costs	-272	-266
-2	3	Other financial results	-8	11
2	3	Share of the profit of associates and joint ventures	3	5
518	554	Profit before income tax	924	1,053

-118	-123	Income tax	-211	-238
400	431	Profit for the period	713	815

-1	-3	Profit attributable to minority shareholders	-1	-2
401	434	Profit attributable to equity holders	714	817

0.22	0.21	Earnings per ordinary share/ADS, basic (in EUR)	0.38	0.40
0.21	0.22	Earnings per ordinary share/ADS on a fully diluted basis (in EUR) (4)	0.37	0.40

(4)          The quarterly earnings per share (EPS) are calculated as the difference between the year-to-date EPS minus last quarter’s year-to-date EPS. As a consequence of this calculation method, the fully diluted EPS exceeds the basic EPS in Q2 2006

(B)  Consolidated Balance Sheet

ASSETS

In millions of euro	June 30, 2007	December 31, 2006

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,716	4,569
Licenses	3,567	3,865
Software	290	315
Other intangibles	404	302
Total intangible assets	8,977	9,051

Property, plant & equipment
Land and buildings	729	733
Plant and equipment	5,956	6,310
Other tangible fixed assets	198	238
Assets under construction	696	684
Total property, plant & equipment	7,579	7,965

Investments in joint ventures and associates	15	11
Derivative financial instruments	20	13
Deferred tax assets	878	1,018
Trade and other receivables	158	112

Total non-current assets	17,627	18,170

CURRENT ASSETS
Inventories	122	113
Trade and other receivables	2,302	2,138
Available-for-sale financial assets	2	4
Cash and cash equivalents	714	803
Total current assets	3,140	3,058

Non-current assets and disposal groups held for sale	35	30

TOTAL	20,802	21,258

LIABILITIES

In millions of euro	June 30, 2007	December 31, 2006

GROUP EQUITY
Equity attributable to equity holders	3,872	4,195
Minority interests	—	1
Total group equity	3,872	4,196

NON-CURRENT LIABILITIES
Borrowings	9,097	8,426
Derivative financial instruments	260	925
Deferred tax liabilities	2,025	1,992
Retirement benefit obligations	1,146	1,236
Provisions for other liabilities and charges	354	374
Other payables and deferred income	245	260
Total non-current liabilities	13,127	13,213

CURRENT LIABILITIES
Trade and other payables	2,873	2,936
Borrowings	718	642
Derivative financial instruments	3	2
Current tax liabilities	163	202
Provisions for other liabilities and charges	46	67
Total current liabilities	3,803	3,849

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	—

TOTAL	20,802	21,258

(C)   Consolidated Cash Flow Statement

Q2 2007	Q2 2006	In millions of euro, unless indicated otherwise	YTD 2007	YTD 2006

518	554	Profit before income tax	924	1,053
133	119	Finance costs — net	265	234
-2	-3	Share of the profit of associates and joint ventures	-3	-5

		Adjustments for:
626	611	Depreciation, amortization and impairments	1,278	1,205
2	3	Share based compensation (4)	5	5
-54	-11	Other income	-60	-90
-67	-61	Changes in provisions (excluding deferred taxes)	-132	-103

		Changes in working capital:
-11	30	Inventory	-8	11
-40	-52	Trade receivables	-35	-38
-5	6	Prepayments and accrued income	-138	-167
47	-20	Other current assets	12	-12
-24	82	Accounts payables	-49	-103
15	-83	Accruals and deferred income	-48	36
-23	-9	Current liabilities (excluding short-term financing)	-3	0
3	6	Received dividends	3	6

-42	-5	Taxes received (paid)	-42	214
-194	-134	Interest paid	-253	-143
882	1,033	Net cash flow provided by operating activities	1,716	2,103

-233	-198	Acquisition of subsidiaries, associates and joint ventures	-233	-308
—	—	Disposal of subsidiaries, associates and joint ventures	15	69
-7	—	Investments in intangible assets (excluding software)	-7	—
-327	-379	Investments in property, plant & equipment and software (5)	-603	-692
82	15	Disposal of property, plant & equipment and software	82	15
-1	—	Loans granted to associated and joint ventures	-1	—
—	10	Disposal of assets held for sale and other	—	14
-486	-552	Net cash flow used in investing activities	-747	-902

-309	-418	Share repurchase	-508	-499
—	-13	Share repurchases for option plans	—	-13
-645	-661	Dividends paid	-645	-661
20	4	Exercised options	23	13
1,018	—	Proceeds from borrowings	1.018	1,251
-742	-574	Repayments of borrowings	-1.008	-929
—	1	Other changes in interest-bearing current liabilities	—	-3
-658	-1,661	Net cash flow used in financing activities	-1,120	-841

-262	-1,180	Changes in cash and cash equivalents	-151	360

(4)          Certain reclassifications have been performed in the 2006 cash flow statement in order to conform with this year’s presentation

(5)          Of which investments related to software (2007 YTD: EUR 132m, 2006 YTD: EUR 67m)

540	1,801	Net Cash and cash equivalents at beginning of period	429	261
-262	-1,180	Changes in cash and cash equivalents	-151	360
—	-1	Exchange rate differences	—	-1
278	620	Net Cash and cash equivalents at end of period	278	620
436	995	Add: Debit cash balances	436	995
714	1,615	Cash and cash equivalents at end of period	714	1,615
—	7	of which classified as held for sale	—	7

(D)  Consolidated Statement of Changes in Group Equity

In millions of euro (except for number of shares)	Attributable to equity holders		Minority Interests	Total Group Equity

Balance as of January 1, 2006	5,076		28	5,104

- Cash flow hedges, net of taxes	32		—	32
- Currency translation adjustments	-7		—	-7
Net income recognized directly in equity	25		—	25

- Profit for the year 2006 up to June 30, 2006	817		-2	815
Total recognized income up to June 30, 2006	842		-2	840

- Share-based compensation	5		—	5
- Exercised options	13		—	13
- Shares repurchased (including for option plans and repurchase cost)	-478		—	-478
- Sale Xantic	—		-16	-16
- Dividends paid	-661		-11	-672
- New consolidations / other	—		7	7
Total changes	-1,121		-20	-1,141

Balance as of June 30, 2006	4,797	(6)	6	4,803

Number of issued shares as of June 30, 2006	2,091,360,370	(7)

Weighted average number of outstanding shares during the period January 1, 2006 up to June 30, 2006 (excluding the average number of repurchased shares and shares for option plans)	2.057.537.828

Balance as of January 1, 2007	4,195		1	4,196

- Cash flow hedges, net of taxes	25			25
- Currency translation adjustments	—			—
Net income recognized directly in equity	25			25

- Profit for the year up to June 30, 2007	714		-1	713
Total recognized income up to June 30, 2007	739		-1	738

- Share-based compensation	5			5

(6)          In Q2 2006, 60 million shares were canceled. As a result, share capital and share premium decreased by EUR 14m and EUR 494m respectively in favor of other reserves.

(7)          Including 37 million shares (up to June 30, 2006 51 million shares) repurchased under the announced repurchase programs and destined for cancellation upon completion of the program.

- Tax on share-based compensation	8		8
- Exercised options	23		23
- Shares repurchased (including for option plans and repurchase cost)	-450		-450
- Dividends paid	-645	—	-645
- Interest on dividend tax paid (net effect)	-3	—	-3
Total changes	-1,062		-1,062

Balance as of June 30, 2007	3,872	—	3,872

Number of issued shares as of June 30, 2007	1,928,551,326

Weighted average number of outstanding shares during the period from January 1, 2007 up to June 30, 2007 (excluding the average number of repurchased shares and shares for option plans)	1,899,496,393

(E)           Other Disclosures

Business combinations

On May 23, 2007, the Dutch competition Authority NMa approved KPN’s acquisition of Tiscali Netherlands with no remedies. KPN completed the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 236m following the unconditional approval from the Dutch competition authority on June 19, 2007.

(Amounts in millions of euro)
Total acquisition of subsidiaries, associates and joint ventures	233
Total paid for other associates	-4
Consideration paid for Tiscali (net of cash)	229

Total cash included in acquired companies	7
Total consideration paid for Tiscali	236
Fair value net assets acquired	93
Goodwill	143

The assets and liabilities arising from the calculations are as follows:

(Amounts in millions of euro)	Fair value as of acquisition dates
Tradename	1
Customer relationships	66
Property, plant and equipment	36
Inventory	1
Other current assets	12
Cash and cash equivalents	7
Long-term interest bearing debt	-7
Short-term interest bearing debt	-2
Current liabilities	-21
Net assets at fair value at acquisition date	93

Off-balance sheet commitments

The off-balance sheet commitments as of June 30, 2007, amounting to EUR 3.9bn, are almost equal to those as of December 31, 2006 (EUR 3.8bn) disclosed in the 2006 Annual Report and Form 20-F. The difference is mainly caused by increased capital expenditure commitments and purchasing commitments.

(F)           Segmental analysis: The Netherlands(8)

The Netherlands - Consumer

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
272	374	- Voice wireline	581	763
452	417	- Wireless services	884	816
220	184	- Internet wireline	433	360
88	88	- Other (incl. intercompany revenues)	171	170
1,032	1,063	Revenues and other income	2,069	2,109

897	908	Operating expenses	1,807	1,806
61	42	of which: Depreciation, amortization and impairments	115	79

135	155	Operating result	262	303

196	197	EBITDA	377	382
19.0%	18.5%	EBITDA margin	18.2%	18.1%

The Netherlands - Business

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
145	122	- Corporate Solutions	274	240
257	281	- Voice wireline	529	574
231	215	- Wireless services	462	422
195	190	- Network Services	388	376
113	102	- Application Services	234	220
-95	-91	- Other (incl. intercompany revenues)	-192	-173
846	819	Revenues and other income	1,695	1,659

684	655	Operating expenses	1,362	1,334
28	23	of which: Depreciation, amortization and impairments	53	43

162	164	Operating result	333	325

190	187	EBITDA	386	368
22.5%	22.8%	EBITDA margin	22.8%	22.2%

The Netherlands - Wholesale & Operations

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
896	986	Revenues	1,812	1,962
90	88	of which: Real Estate	181	173
55	0	Other income	56	14
55	0	of which: Real Estate	56	14
951	986	Revenues and other income	1,868	1,976

759	788	Operating expenses	1,553	1,572
329	339	of which: Depreciation, amortization and impairments	683	665

(8)For the operating metrics reference is made to the quarterly factsheets as published on kpn.com/ir

192	198	Operating result	315	404
77	39	of which: Real Estate	102	69

521	537	EBITDA	998	1,069
94	56	of which: Real Estate	134	103
54.8%	54.5%	EBITDA margin	53.4%	54.1%

(F)           Segmental analysis: Mobile International(9)

Mobile International - E-Plus

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
700	683	Service revenues	1,360	1,292
36	39	Hardware and other revenues	74	95
736	722	Revenues and other income	1,434	1,387

612	621	Operating expenses	1,235	1,286
169	166	of which: Depreciation, amortization and impairments	347	336

124	101	Operating result	199	101

293	267	EBITDA	546	437
39.8%	37.0%	EBITDA margin	38.1%	31.5%

Mobile International - BASE

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
151	152	Service revenues	300	293
4	4	Hardware and other revenues	7	7
155	156	Revenues and other income	307	300

118	116	Operating expenses	237	234
28	32	of which: Depreciation, amortization and impairments	55	63

37	40	Operating result	70	66

65	72	EBITDA	125	129
41.9%	46.2%	EBITDA margin	40.7%	43.0%

Mobile International – Mobile Wholesale NL

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
85	74	Service revenues	169	141
—	-1	Hardware and other revenues	-1	-3
85	73	Revenues and other income	168	138

(9) For the operating metrics reference is made to the quarterly factsheets as published on kpn.com/ir

58	55	Operating expenses	119	101
8	8	of which: Depreciation, amortization and impairments	14	14

27	18	Operating result	49	37

35	26	EBITDA	63	51
41.2%	35.6%	EBITDA margin	37.5%	37.0%

(F)           Segmental analysis: Key Financial Metrics

Other Activities

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
1	-1	Revenues	2	21
—	3	Other income	5	68
1	2	Revenues and other income	7	89

19	7	Operating expenses	32	39
—	-1	Of which: Depreciation, amortization and impairments	—	1

-18	-5	Operating result	-25	50

-18	-6	EBITDA	-25	51
n/m	n/m	EBITDA margin	n/m	n/m

(G)          Impact of MTA tariff reductions

Q2 2007			YTD 2007
Revenues			Revenues
and other	Operating	Additional decline compared to the same	and other	Operating
income	result	period last year	income	result
		(amounts in millions of euro)
25	14	- E-Plus	49	23
10	5	- BASE	17	10
		- Mobile Wholesale NL
35	19	Total Mobile International	66	33

		- Consumer
		- Business
		- Wholesale & Operations
		Total KPN The Netherlands

		Intercompany eliminations

35	19	KPN Consolidated	66	33

(H)          Noteworthy items for results comparison

Q2 2007				In millions of euro	Q2 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other
				Book gain on sale of subsidiaries	11			11
55		55		Book gain sale real estate

55		55		Adjusted for results comparison	11			11

				EBITDA
—				Book gain on sale of subsidiaries	11			11
55		55		Book gain sale real estate	—
-5		-4	-1	Restructuring charges	0		2	-2
-21		-21		Integration / migration costs	-4			-4
-4		-4		All-IP implementation costs	—

25		26	-1	Adjusted for results comparison	7		2	5

YTD 2007				In millions of euro	YTD 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other
4			4	Book gain on sale of subsidiaries	76			76
56		56		Book gain sale real estate	14		14

60		56	4	Adjusted for results comparison	90		14	76

				EBITDA
4				Book gain on sale of subsidiaries	76			76
56		56		Book gain sale real estate	14		14
-14		-9	-5	Restructuring charges	-12		-5	-7
-23		-23		Integration / migration costs	-10		-10
-12		-12		All-IP implementation costs

11		12	-1	Adjusted for results comparison	68		-1	69

(I)            2007 pro forma, based on 2006 reporting structure

Reference is made to the Safe harbor paragraph on page 18.

KPN Mobile The Netherlands (2007 pro forma, based on 2006 reporting structure)

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
784	737	Revenues and other income	1,543	1,437
328	288	EBITDA	630	529
41.8%	39.1%	EBITDA margin	40.8%	36.8%

	Q2 2007	Q2 2006

Customers (in thousands)	8,866	8,264
Postpaid	4,091	3,527
Prepaid	4,775	4,737

Other KPIs (in euro, unless indicated otherwise)
Market share service revenue (in %)	47.1%	46.5%
Service revenues (in millions of euro)	1,486	1,380
Weigthed monthly ARPU	28	28
Total traffic (in millions of minutes)	7,051	6,500
Weighted monthly MoU (in minutes)	134	133
Subscriber acquisition and retention costs	162	201

Fixed including Other (2007 pro forma, based on 2006 reporting structure)

Q2 2007	Q2 2006	In millions of euro	YTD 2007	YTD 2006
1,337	1,364	Revenues and other income(10)	2,652	2,857
589	654	EBITDA	1,163	1,392
44.1%	47.9%	EBITDA margin	43.9%	48.7%

(10) Including intercompany elimination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 31, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel